Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jones Lang LaSalle Income Property Trust, Inc.:

We consent to the use of our report dated March 5, 2015, with respect to the consolidated balance sheets of Jones Lang LaSalle Income Property Trust, Inc. as of December 31, 2014 and 2013, the related consolidated statements of operations and comprehensive income (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule included in Supplement No. 3 to the prospectus relating to this registration statement and to the reference to our firm under the heading “Experts” therein.
Our report refers to a change to the method of accounting for discontinued operations.

/s/ KPMG LLP
Chicago, Illinois
March 9, 2015